EXHIBIT 99.2
Press Conference

Axon Press Meet

S. Gopalakrishnan

It is listed in London Stock exchange. It is a listed company. Last year Axon had a revenue of 204 million pounds with an after tax profit of about 20 million pounds. The entire consideration is payable in cash. So it's a cash offer. V. Balakrishnan will explain the team arrangement. So this is a acquisition through a team arrangement. Our offer is at 6 pounds per Axon share which works out to a premium of 33% over the average price of the last 6 months and a premium of 19.4% over the closing price on August 22, 2008, which last Friday was at 5.025. The fully diluted equity value this becomes approximately 407 million pounds. There is a process we have just started, so will take time and the closing is expected to be November 2008.

So the objective of this transaction is to create a leading global SAP consulting service provider. It will allow us to leverage the capabilities to strength both the organizations to have global reach scale and financial strength to participate in deals that are large, the deals which we want to leverage. As you know there is strong global demand for SAP services and with this combination we hope that we will able to take full advantage of this opportunity. Now let me request my colleague V. Balakrishnan to take you through the details of both the companies and the transaction.

V. Balakrishnan

Good afternoon everybody. Our chairman said acquisition is like falling in love, finally we fell in love. Now we are formally engaged. The marriage may be completed somewhere in end of November.

This is about Infosys which you all know. Our revenues in the 12 months were $4.4 billion, 40% 5 year CAGR. Net income was $1.2 billion, we have 94,400 employees as of 30th June. Our market cap today is $24 million. We have 47 sales offices, 52 global development centers operating in 23 countries. We are end-to-end service, starting from high end consulting all the way to BPO. Our stated policy is we should move up the value chain, move in to consulting space. We have made lot of investment in the space and this investment is the continuity of that journey.

It is about SAP practice, we are the global implementation partner for SAP. We are servicing 100 plus clients. We have more than 2100 consultants. We are servicing our clients in more than 20 countries. Today, 24% of our revenue comes from consulting and enterprise solutions that is very high-end of spectrum and our SAP practice grew by 65.5% in the last 3 years on CAGR basis. So this is one area, which is very high growth for us. Even if you look the results of SAP, they are doing extremely well. They are seeing continued demand in the market place, but I think we have made the right investment at the right place at the right time.

About Axon, they are founded in 1994. It is leading standalone SAP consulting company. Their strategy is become a global player in the SAP space. They have global presence. They have most of their revenues coming from UK, but they are also increasing their presence in US and other countries. They have close to 2000 plus employees. They have a good set of management. They are very enthusiastic about the whole deal. They are servicing clients in 30 countries. They are listed on London Stock Exchange.

This is about Axon this is the revenue from continuing the operations. They have discontinued operation in 2003 from Middle East, we can exclude that. Their revenues grew by 42.7% in the last 5 years on a CAGR. The reported net profits grew by 68.2%. This is based on the reported number. They are having very high growth. The margins are decent for that market and we believe the combination will help us to enhance our growth in the SAP space.

More details. Last year the reported revenue was 204.5 million pounds, the gross margin was 27.5%. The operating margin was 15% with a net margin of close to 10%. If you look at the last 5 years- what I said earlier they have a very strong revenue growth and very strong profit growth.

This is more on the segmentation of the revenues. Today 20% of their revenues come from high-end business consulting, 12% comes from application management, 68% from solutions implementation. If you look at the geography, EMEA constitutes 61%, North America is 34%, Asia-Pacific is 5%. They are also present in lot of verticals. Some of the verticals they are small today like public sector and energy and utility, we can leverage this to grow much faster in those place.

The balance sheet is 140 million pounds. They have close to 26 million pounds in cash and cash equivalent. This December 2007 numbers. Their goodwill is around 54 million pounds. They have a very strong balance sheet, zero debt, they have enough cash to run the operations.

If you look at the valuation, we are offering 6 pounds per Axon share which includes any interim dividend, which they may declare. They are having their earning announcement tomorrow. So they may declare a dividend. They normally incur interim dividend. This valuation gives a 19.4% premium for the closing point of Axon at the end Friday. With the 31.7% premium to the average price for the last 3 months and 33.1% premium for the average for the last 6 months. We have the commitment of the board. The board has unanimously recommended this offer. We have a large shareholders, the founders and some of the key employees giving hard irrevocable in our favor and this is a full cash offer and CITI which is the banker for Axon they also strongly recommended this offer, with all this we believe that the offer is full and fair for the shareholders of Axon.

The expected timetable in September there could be a court hearing, we are going through a team process. After the court hearing Axon has to send the team document to all its shareholders and after that there will be a shareholders meeting, once the shareholders approve then we do court hearing on this then the team would be effective. The whole process could take to end of November 2008. So there is a long process which we have to go through and we are making the offer now.

Our financial advisor for this transaction is ABN Amro, legal advisor are Linklaters LLP. We have put a 2.5 document agreement to the public that is that legal document because of the regulatory constrains, we cannot talk much about the target apart from what is there in the document. There are 4 panel regulations in UK, so we will try to answer all your question.

Female participant

The pricing there are some concerns that it could be on the higher side, especially like 2 times revenues. The space itself may be going through a pain in coming future. There have been some concerns that this space that you have bought in to is more discretionary in nature, so future outlook is little tepid. So can you highlight on both these and future outlook for this company.

V. Balakrishnan

We believe the pricing a fair price for the shares of Axon, we have given you the premium, it is a listed company. So we have given you the premium from the Friday pricing as well as price based on the last few months. The board of Axon also recommended, our board also has recommended.

Female participant

But the future of Axon, how it fits with Infosys.

V. Balakrishnan

We have shared with you this is a space where we have seen good growth. This is space where Axon has grown, you can see the growth. This is space where there is demand for SAP services today. SAP, one is the new implementation, but there is also no doubt in taking full advantage of licenses and which can be effectively used. So, there is lot of opportunities to fully implement SAP thing like rationalize of number of instances of SAP. We have seen lot of demand for SAP services. I cannot talk about future growth at this point.

Male Participant

What the financial year for SAP.

V. Balakrishnan

Calendar year.

Male participant

What we saw from you during the presentation was that the operating profit margin of Axon is 15% slightly lower than Infosys. So what is the impact going to be like on Infosys going forward and by when we expect Axon margins to come up to steam.

V. Balakrishnan

So this is an offer the transaction will close and so with the future guidance once the transaction closes, we will give you details about the combined margins. At this point we cannot discuss this.

Male participant

I was wondering if there were any large clients who have come across with the deals?

V. Balakrishnan

As I said Axon has got number of clients and if you look at the annual report, they talked about, PP, there are CFC Energy in US are some of their large clients and they are also looking lot of office, as I said earlier this is one of the fastest growth even if you look at our SAP number they are growing at more than 50 plus in the last few years and they are also growing faster. The combination will create lot of synergy that is what we are looking at and any acquisition we do in the long term we have to make sure that the combination will deliver the margins we expect.

Male Participant

And will this delivery of services will be obtained from UK or from India, how will you work out now after the acquisition.

V. Balakrishnan

Today they are more UK centric they have done some acquisitions in US. So major portion of the revenues also come from US, they have a delivery center in Malaysia, the UK does the offshore support for them. What they lack today is financial strength, the scale, and the global reach, and which we will provide on the combination basis both the companies expect that the synergy level could be very high.

Male Participant

[Voice inaudible] has it helped in anyway in terms of getting you more attractive values by the company.

V. Balakrishnan

No this is a publically listed company and we have look at some of the last evaluation and their offer is based on.

Sumeet

Do you propose to keep the company listed after completed in November 2008?

V. Balakrishnan

No as I said as the key management once the court approves and offer becomes effective we buy 100% of that company, so it will get de-listed.

Female Participant

Bala have you had conversations with other shareholders, who are the other major shareholders?

V. Balakrishnan

There are three large founders we spoke to them and they had given hard irrevocable, they are supporting this transaction.

Female Participant

How much of the shareholding do they have?

V. Balakrishnan

Totally the three founders along with some of the key employees had given hard irrevocable of 18.1% of the company.

Female Participant

So rest is with public financial institutions.

V. Balakrishnan

Rest of it is with financial institutions.

Female Participant

You had any talk with them or the board is supporting your offer so they are going to take it to the consideration.

V. Balakrishnan

Well we have spoken to the board, we have spoken to the key founders, we have not spoken to institutions. No as I said the process will take us up to end of November so in our future guidance once team becomes effective we will include the number, I will give you at that time, not now. So any other questions yes.

Male Participant

[Voice inaudible]

V. Balakrishnan

See we have a SAP practice they have an SAP practice with the combination we hope to increase the global reach. The ability to go after large transformational deal, the ability to fully leverage the expertise which is in Axon with expertise in Infosys they are complementary, the client base which will again be complementary and make sure that this takes us forward towards our aspiration to become a leading provider of transformation, consulting services to our client. Offshore story is also part of that, the ability to deliver from different parts of the world, they have center in Malaysia, we have strong presence in India, so it is the combination.

Male Participant

Once the deal is complete would you look at shipping your bulk of the services work of Axon back in India to process here in India?

V. Balakrishnan

So we will talk about that after we have done that transaction, right now it is an offer.

Male Participant

[Voice inaudible] contribution to go forward.

V. Balakrishnan

No as I said that is a long process. First of all shareholders have to approve the transaction then there are two court hearings, then the team becomes effective. So there is a process which we have to follow.

Male Participant

Just to get a sense of how long this thing happening from the point that you first started talking Axon or this is brought to you by the investment bankers to the point where you finalize the deal how long will it take?

V. Balakrishnan

Look in most of the customer instances both of us were crossing each others line and we felt it is great company to look at. We spoke to the management. I cannot tell you when we met them and all but definitely we had gone to the process diligently in the last 2 weeks and then finally we came to the conclusion that we could do the deal.

Male Participant

It is has taken lot more than the last 2 weeks, you said the completive listing.

V. Balakrishnan

But we cannot tell you how long we it take us.

Male Participant

Finally fallen, is there any more romance in the months coming,

V. Balakrishnan

It is combined date.

Male participant

On a serious note, what is your acquisition strategy now at the point of time, you wanted to expand you presence in Europe and with this acquisition I believe you have got a significant part in Europe. So going forward what is your strategy for the acquisition.

S. Gopalakrishnan

See first we want to conclude this and make sure that we meet our own aspirations and expectations from this and then we will look at anything else.

Okay so again thank you all very much for coming here at a such short notice and really appreciate it. There is tea and coffee and some snacks in the next room. So thank you all very much.